Vycor Medical, Inc.

6401 Congress Ave. Suite 140

Boca Raton, FL 33487

September 4, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Russell Mancuso, Branch Chief

Re:

Vycor Medical, Inc. (the “Company”)

Post-Effective Amendment No. 1 to Form S-1

File No. 333-176713

Filed on August 22, 2012

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 31, 2012 addressed to Mr. David Cantor, the Company’s President, with respect to the Company’s filing of its Post-Effective Amendment No. 1 to Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has not amended the registration statement. Where applicable, the revised pages or sections of the Post-Effective Amendment No. 1 to Form S-1.

General

1.

We see from the explanatory note on the cover page of your registration statement that this filing is intended to be a post-effective amendment to your Form S-1 with the assigned file number 333-176713; however, you have filed this post-effective amendment on the EDGAR system under a different file number. Please submit a withdrawal of this amendment using the AW Edgar tag and, if desired, file a new post-effective amendment using the correct file number.

Division of Corporate Finance

September 4, 2012

COMPANY RESPONSE:

We have withdrawn the previously-filed Post-Effective Amendment No.1 to Form S-1 and have refilled it with the correct file number.

Exhibit 5.1

2.

We note that the penultimate paragraph of the legal opinion states that the common stock is validly issued, fully paid and non-assessable; however, your disclosures on pages 10 and 23 indicate that not all of the common shares are outstanding. In your new post- effective amendment, please reconcile counsel’s opinion with the disclosures in the post-effective amendment or amend to include, as applicable, revised disclosures or a revised legal opinion.

COMPANY RESPONSE:

Our counsel has amended the opinion to be consistent with the disclosures in the Post-Effective Amendment.

Exhibits

3.

Please include with your new post-effective amendment the interactive data file exhibit required by Regulation S-K Item 601.

COMPANY RESPONSE:

We have included interactive data file exhibits with our new Post-Effective Amendment No. 1 to Form S-1.

Exhibit 23.2

4.

We note your auditor, Paritz & Company, has only consented to the use of its report as it relates to your financial statements as of December 31, 2011 and the related statements of operations, stockholders’ equity and cash flows for the year then ended. Further, your auditor has incorrectly referred to the financial statements as of December 31, 2011 as restated. Please have Paritz & Company consent to the use of its report dated March 29, 2012 with respect to all the consolidated financial statements covered by the report. Otherwise, please advise us.

COMPANY RESPONSE:

Our auditor has revised its consent to incorporate all of the consolidated financial statements covered by the report and has removed the erroneous reference to the December 31, 2011 financial statements as “restated”.

Division of Corporate Finance

September 4, 2012

On behalf of the Company, we acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VYCOR MEDICAL, INC.

/S/ David Cantor

By:___________________________

David Cantor

President

cc:

Robert L. B. Diener, Esq.